

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Eric Pickens
Chief Financial Officer
Creatd, Inc.
419 Lafayette Street, 6th Floor
New York, NY 10003

  Re: Creatd, Inc.
    Registration Statement on Form S-1
    Filed November 20, 2023
    File No. 333-275670

Dear Eric Pickens:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jennie Beysolow at 202-551-8108 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Scott Linsky, Esq.